Filed Pursuant to Rule 424(b)(3)
and Rule 424(c)
Commission File No. 333-126334

Prospectus Supplement, dated July 5, 2005
(to Joint Proxy Statement/Prospectus dated May 18, 2005)

SYMANTEC CORPORATION

     Pursuant to an Agreement and Plan of Reorganization dated December 15, 2004 by and among Symantec Corporation (“Symantec”), a wholly owned subsidiary of Symantec and VERITAS Software Corporation (“VERITAS”), the Symantec subsidiary merged with and into VERITAS (the “Merger”) and VERITAS became a wholly-owned subsidiary of Symantec. The Merger closed and became effective on July 2, 2005. As a result of the Merger, VERITAS became a wholly owned subsidiary of Symantec and each outstanding share of VERITAS common stock was converted into the right to receive 1.1242 shares of Symantec common stock.

     In connection with the Merger, Symantec assumed each outstanding option to purchase VERITAS common stock with an exercise price equal to or less than $49.00, and each other option to purchase VERITAS common stock required to be assumed by applicable law and each outstanding VERITAS restricted stock unit. In connection with the Merger, VERITAS stock options and restricted stock units were converted into options to purchase or rights to receive common stock of Symantec in the manner described in the joint proxy statement/prospectus (“Prospectus”) to which this Supplement is attached under “The Merger Agreement – VERITAS Options and Restricted Stock Units.”

     This Supplement should be read in conjunction with the Prospectus.

     Investment in the common stock of Symantec Corporation involves risk. For a discussion of certain risks associated with this investment, please see the section entitled “Risk Factors” beginning on page 19 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.